BLACKROCK California Municipal Series Trust:

BlackRock California Insured Municipal Bond Fund

FILE #811-04264

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
11/1/2006	SAN DIEGO CALIF UNI BOND	266,820,000	1,500,000	Banc of America Securities LLC; Citigroup Global Markets Inc.; Merrill Lynch & Co.; Morgan Stanley; Stone & Youngberg LLC; UBS Securities LLC; Loop Capital Markets; Ramirez & Co., Inc.